SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               _________________

                                 SCHEDULE 13G
                              (Amendment No. 3)*


                           Tyler Technologies, Inc.
                          __________________________
                               (Name of Issuer)

                         Common Stock, par value $0.01
                          __________________________
                        (Title of Class of Securities)

                                   902252105
                          __________________________
                                (CUSIP Number)

                               December 31, 2002
                          __________________________
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

           [ ] Rule 13d-1(b)
           [x] Rule 13d-1(c)
           [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 902252105                     13G

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      1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Mr. Ulrich Otto

-------------------------------------------------------------------------------

      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              [ ] (a)
              [x] (b)

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      3       SEC USE ONLY

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      4       CITIZENSHIP OR PLACE OF ORGANIZATION
              Germany
-------------------------------------------------------------------------------

                                    5         SOLE VOTING POWER
      NUMBER OF SHARES                        3,866,378
    BENEFICIALLY OWNED BY          --------------------------------------------
            EACH
          REPORTING                 6         SHARED VOTING POWER
           PERSON
            WITH                   --------------------------------------------

                                    7         SOLE DISPOSITIVE POWER
                                              3,866,378
                                   --------------------------------------------

                                    8         SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------

      9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              3,866,378
-------------------------------------------------------------------------------
     10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES [  ]

-------------------------------------------------------------------------------

     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
              8.37%
-------------------------------------------------------------------------------

     12       TYPE OR REPORTING PERSON
              IN
-------------------------------------------------------------------------------

CUSIP No. 902252105                    13G
-------------------------------------------------------------------------------

      1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Otto Investments USA LLC
-------------------------------------------------------------------------------

      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              [ ] (a)
              [x] (b)
-------------------------------------------------------------------------------

      3       SEC USE ONLY

-------------------------------------------------------------------------------

      4       CITIZENSHIP OR PLACE OF ORGANIZATION
              USA
-------------------------------------------------------------------------------

                                    5        SOLE VOTING POWER
      NUMBER OF SHARES                       0
    BENEFICIALLY OWNED BY          --------------------------------------------
            EACH
          REPORTING                 6        SHARED VOTING POWER
           PERSON                            0
            WITH                   --------------------------------------------

                                    7        SOLE DISPOSITIVE POWER
                                             0
                                   --------------------------------------------

                                    8        SHARED DISPOSITIVE POWER
                                             0
-------------------------------------------------------------------------------

      9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              0
-------------------------------------------------------------------------------

     10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES [  ]

-------------------------------------------------------------------------------

     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
              0%
-------------------------------------------------------------------------------

     12       TYPE OR REPORTING PERSON
              CO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

CUSIP No. 902252105                   13G
-------------------------------------------------------------------------------

      1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Otto Industries Europe B.V.
-------------------------------------------------------------------------------

      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              [ ] (a)
              [x] (b)
-------------------------------------------------------------------------------

      3       SEC USE ONLY

-------------------------------------------------------------------------------

      4       CITIZENSHIP OR PLACE OF ORGANIZATION
              The Netherlands
-------------------------------------------------------------------------------

                                    5        SOLE VOTING POWER
      NUMBER OF SHARES                       0
    BENEFICIALLY OWNED BY          --------------------------------------------
            EACH
          REPORTING                 6        SHARED VOTING POWER
           PERSON                            2,977,200
            WITH                   --------------------------------------------

                                    7        SOLE DISPOSITIVE POWER
                                             0
                                   --------------------------------------------

                                    8        SHARED DISPOSITIVE POWER
                                             2,977,200
-------------------------------------------------------------------------------

      9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              2,977,200
-------------------------------------------------------------------------------

     10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES [  ]

-------------------------------------------------------------------------------

     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
              6.44%
-------------------------------------------------------------------------------
              TYPE OR REPORTING PERSON
     12       CO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

CUSIP No. 902252105                   13G
-------------------------------------------------------------------------------


      1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Inveco Investment Company Limited
-------------------------------------------------------------------------------

      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              [ ] (a)
              [x] (b)
-------------------------------------------------------------------------------

      3       SEC USE ONLY

-------------------------------------------------------------------------------

      4       CITIZENSHIP OR PLACE OF ORGANIZATION
              British Virgin Islands
-------------------------------------------------------------------------------

                                   5         SOLE VOTING POWER
      NUMBER OF SHARES                       0
    BENEFICIALLY OWNED BY          --------------------------------------------
            EACH
          REPORTING                6         SHARED VOTING POWER
           PERSON                            406,400
            WITH                   --------------------------------------------

                                   7         SOLE DISPOSITIVE POWER
                                             0
                                   --------------------------------------------

                                   8         SHARED DISPOSITIVE POWER
                                             406,400
-------------------------------------------------------------------------------

      9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              406,400
-------------------------------------------------------------------------------

     10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES [  ]

-------------------------------------------------------------------------------

     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
              0.88%
-------------------------------------------------------------------------------
              TYPE OR REPORTING PERSON
     12       CO
-------------------------------------------------------------------------------

Item 1(a). Name of Issuer.

Tyler Technologies, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices.

2121 San Jacinto Street, Suite 3200
Dallas, Texas 75201.

Item 2(a). Name of Person Filing.

This statement is filed on behalf of the following persons (the "Reporting Persons"):

(i)        Mr. Ulrich Otto
(ii)       Otto Investments USA LLC
(iii)      Otto Industries Europe B.V.
(iv)       Inveco Investment Company Limited

The Reporting Persons may be deemed a "group" under the Act because Mr. Ulrich Otto indirectly beneficially owns 100% of Otto Investment USA LLC, Otto Industries Europe B.V. and Inveco Investment Company Limited. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists. A Joint Filing Agreement among the Reporting Persons with respect to the filing of this
Schedule 13G is attached hereto as Exhibit 1.

Item 2(b). Address of Principal Business Office or, if None, Residence.

The residence of Mr. Ulrich Otto is Avenue Vieira Souto 6200, APTO 1001, Rio de Janeiro, RJCEP, Brazil.

The principal place of business of Otto Investments USA LLC is 12700 General Drive, P.O. Box 410251, Charlotte, NC 28241-0251, USA.

The principal place of business of Otto Industries Europe B.V. is Vrijthof 50-51, 6211 LE, Maastricht, The Netherlands.

The principal place of business of Inveco Investment Company Limited is Wickhams Cay, P.O. Box 146 Road Town, Tortola, British Virgin Islands.

Item 2(c). Citizenship.

The citizenship of each of the Reporting Persons is set forth on the cover page.

Item 2(d). Title of Class of Securities.

Common Stock, par value $0.01.

Item 2(e). CUSIP Number.

902252105.

Item 3.

Not applicable as this Schedule is filed pursuant to Rule 13d-1(c).

Item 4. Ownership.

(a) Amount beneficially owned

Mr. Ulrich Otto owns 482,778 shares of the Issuer's Common Stock for his own account, over which he has sole voting and dispositive power.

As of December 31, 2002, Otto Investments USA LLC had transferred 2,977,200 shares of the Issuer's Common Stock to Otto Industries Europe B.V., thereby reducing to 0 the number of shares of the Issuer's Common Stock owned by Otto Investments USA LLC.

Mr. Ulrich Otto indirectly beneficially owns 100% of Otto Investments USA LLC, Otto Industries Europe B.V. and of Inveco Investment Company Limited. As such, Mr. Ulrich Otto may be deemed the beneficial owner of the 2,977,200 shares of the Issuer's Common Stock owned by Otto Industries Europe B.V. and of the 406,400 shares of the Issuer's Common Stock owned by Inveco Investment Company Limited.

Otto Industries Europe B.V. has shared voting and dispositive power over 2,977,200 shares of the Issuer's Common Stock.

Inveco Investment Company has shared voting and dispositive power over 406,400 shares of the Issuer's Common Stock.

(b) Percent of class:

As of December 31 2002, Mr. Ulrich Otto was the beneficial owner of 8.37% of the outstanding Common Stock of the Issuer.

As of December 31, 2002, Otto Industries Europe B.V. was the beneficial owner of 6.44% of the outstanding Common Stock of the Issuer.

As of December 31, 2002, Inveco Investment Company Limited was the beneficial owner of 0.88% of the outstanding Common Stock of the Issuer.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 28, 2003

                                       Mr. Ulrich Otto


                                       /s/ Ulrich Otto
                                       ____________________
                                       Ulrich Otto


                                       Otto Investments USA LLC


                                        /s/ Luc Muller
                                       ______________________
                                       By: Luc Muller
                                       Title: General Manager


                                       Otto Industries Europe B.V.


                                       /s/ Ulrich Otto
                                       ______________________
                                       By:  Ulrich Otto
                                       Title:  President Directeur


                                       Inveco Investment Company Limited


                                       /s/John Pierce
                                       _______________________
                                       By:  John Pierce
                                       Title:  Director

Exhibit 1

                            Joint Filing Agreement

         The undersigned, Mr. Ulrich Otto, Otto Investments USA LLC, Otto Industries Europe B.V. and Inveco Investment Company Limited, hereby agree and acknowledge that the information required by this Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any further amendments or supplements hereto shall also be filed on behalf of each of them.

Dated:   February 28, 2003

                                          Mr. Ulrich Otto


                                          /s/ Ulrich Otto
                                          ______________________
                                          Ulrich Otto


                                          Otto Investments USA LLC


                                          /s/ Luc Muller
                                          ______________________
                                          By:    Luc Muller
                                          Title: General Manager


                                          Otto Industries Europe B.V.


                                          /s/ Ulrich Otto
                                          ______________________
                                          By:   Ulrich Otto
                                          Title:  President Directeur


                                          Inveco Investment Company Limited


                                          /s/ John Pierce
                                          _______________________
                                          By:    John Pierce
                                          Title: Director